 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453) Evergreen Fixed Income Trust (SEC File Nos. 333-37443) Evergreen International Trust (SEC File Nos. 333-42195) Evergreen Municipal Trust (SEC File Nos. 333-36033) Evergreen Select Equity Trust (SEC File Nos. 333-36047) Wells Fargo Funds Trust (SEC File Nos. 333-74295)